UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Scott Moss, Esq.
Morgan Stanley
Yebisu Garden Place Tower 4-20-3 Ebisu, Shibuya-ku
Tokyo, 150-6008
Japan
81-3-6422-6514

with a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSONS MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,907,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,907,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,907,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSONS MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSONS MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B
C

SIGNATURES
EXHIBIT INDEX
EX−99.1

CUSIP No. 98607B106	SC 13D	Page 11

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”)  relates to the common stock, par value $0.001 per share (the “Common Stock”) of Yongye International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”) to disclose their direct or indirect beneficial ownership of the shares of Common Stock that would be issued upon conversion of 5,681,818 shares of Series A Convertible Preferred Stock, par value $0.001 per share of the Issuer (the “Preferred Shares”), at the initial conversion price of $8.80 per share and the shares of Common Stock held by MS Reporting Units (as defined in Item 5).  The Reporting Persons have entered into a joint filing agreement, dated as of June 10, 2011, a copy of which is attached hereto as Exhibit 99.1.

MS Parent is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The address of MS Parent’s principal business office is 1585 Broadway, New York, NY 10036.

The principal business of MS Holdings is acting as a nominee shareholder for domestic subsidiaries of MS Parent, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS Inc is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS LLC is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MS LP is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

CUSIP No. 98607B106	SC 13D	Page 12

The principal business of MS Employee is investing in securities, and the address of its principal business office is 1585 Broadway, New York, New York 10036.

The principal business of MSPEA Holdings is investment holding, and the address of its principal business office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1- 9005, Cayman Islands.

The principal business of MSPEA is investment holding, and the address of its principal business office is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1- 9005, Cayman Islands.

MS Holdings is a wholly owned subsidiary of MS Parent.  MS Inc is a wholly owned subsidiary of MS Holdings and is the managing member of MS LLC.  MS LLC is the general partner of both MS LP and MS Employee.  MS LP holds 92.13% of MSPEA Holdings and MS Employee holds 7.87% of MSPEA Holdings. MSPEA Holdings owns 100% of MSPEA.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described herein, pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), dated as of May 29, 2011 (the “Execution Date”), by and among the Issuer, MSPEA and Full Alliance International Limited, a company incorporated in the British Virgin Islands (“Full Alliance”), MSPEA purchased the Preferred Shares for an aggregate purchase price of $50,000,000.  The closing occurred on June 9, 2011.  MS LP and MS Employee provided internally generated funds to MSPEA to pay the purchase price for the Preferred Shares.  The funds provided by MS LP and MS Employee (through MSPEA Holdings) were obtained from capital contributions made by their respective partners and from available funds of such entities.  None of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the Preferred Shares except insofar as they may have partnership or other interests in

CUSIP No. 98607B106	SC 13D	Page 13

any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

In addition to the Preferred Shares, MS Parent may be deemed to have indirect beneficial ownership of 225,333 shares of Common Stock which were acquired by affiliates of MS Parent in the ordinary course of business (the “Additional Shares”).  Where the Additional Shares were acquired as part of ordinary course trading activity, the funds for the Additional Shares came from the working capital of these affiliates.  Where the Additional Shares are held in client accounts with respect to which MS Parent or a subsidiary of MS Parent or their employees have investment or voting discretion, or both, the funds came from client funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Preferred Shares for investment purposes.  MS Reporting Units acquired the Additional Shares in the ordinary course of business.  Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer (including, without limitation, Full Alliance) and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Preferred Shares, purchasing Common Stock or other financial instruments of or related to the Issuer, converting the Preferred Shares or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following disclosure assumes that there are 49,370,711 shares of Common Stock outstanding as of May 6, 2011, as set forth in the Issuer’s Form 10-Q, dated May 9, 2011 (the “Quarterly Report”).  All calculations of beneficial ownership and of the number of

CUSIP No. 98607B106	SC 13D	Page 14

shares of Common Stock issuable upon the conversion of the Preferred Shares are made using the number of shares of Common Stock outstanding as of May 6, 2011.

MS Reporting Units (as defined below) hold 225,333 Additional Shares, or 0.4% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by MS Reporting Units that they are the beneficial owners of any Common Stock held in any client accounts for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 5,681,818 shares of Common Stock beneficially owned by MSPEA, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, constitutes approximately 10.3% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than MSPEA to the extent of its pecuniary interest therein) that it is the beneficial owner of any shares of Common Stock issuable upon conversion of the Preferred Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Taken together, the Additional Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares held by MSPEA constitute approximately 10.7% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

In accordance with Securities and Exchange Commission (the “SEC”) Release No.  34-39538 (January 12, 1998) (the “Release”), this Statement reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS Parent and its subsidiaries and affiliates (collectively, “MS”).  This Statement does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.  The MS Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units.

MS Parent is filing this Statement in its capacity as a parent company of MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings, MSPEA and the MS Reporting Units described above.  The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

CUSIP No. 98607B106	SC 13D	Page 15

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A  hereto beneficially owns any shares of Common Stock.

Except as set forth in Item 3 above and as set forth in Schedule C incorporated herein by reference, none of the Reporting Persons, or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Common Stock during the past 60 days.

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or the Common Stock issuable upon conversion of the Preferred Shares held by MSPEA.

Except as set forth in this Item 5 and except for clients of MS Parent who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, if any, held in their accounts, no person other than MS Parent is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Additional Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Statement are incorporated herein by reference in their entirety.

Securities Purchase Agreement.  The Issuer, Full Alliance and MSPEA entered into the Securities Purchase Agreement, pursuant to which MSPEA acquired 5,681,818 Preferred Shares of the Issuer for a total consideration of $50,000,000.  MSPEA has the right to designate one director to serve on the Issuer’s board of directors in accordance with the Certificate of Designation.  MSPEA also has a right to acquire any equity securities or other property granted, issued or sold pro rata to the holders of Common Stock on the same terms and on an as-converted basis.  MSPEA may not transfer the Preferred Shares to the Issuer’s competitors without the Issuer’s prior written consent.  Full Alliance also agreed to enter into a pledge agreement with MSPEA as described below.

Certificate of Designation.  In connection with the Securities Purchase Agreement, the board of directors of the Issuer approved the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designation”).  Pursuant to the Certificate of Designation, the Preferred Shares have a $0.001 par value per share and the maximum number of the Series A Convertible Preferred Stock is 7,969,044.  The Preferred Shares are immediately convertible into Common Stock at the option of the holder, in whole or in part.  The Preferred Shares are convertible into Common Stock at an initial conversion price of $8.80 per share.  The Preferred Shares will automatically convert into Common Stock on the fifth anniversary of their issuance.

The conversion price is subject to customary anti-dilution adjustments, including adjustments for any share subdivision, consolidation or reclassification, share dividend or

CUSIP No. 98607B106	SC 13D	Page 16

capital distribution, merger or reorganization, or sales of capital stock and other interests below the then current conversion price.

Further, upon the inclusion of the Issuer’s audited financial statements for the fiscal year ended December 31, 2011 in a public filing of the Issuer with the SEC, the conversion price is subject to adjustment based on the levels of reported net income achieved by the Issuer relative to specified net income targets (which themselves are subject to adjustment upon certain dilutive corporate actions).  The conversion price cannot exceed $15 per share as a result of the adjustments based on levels of reported net income (adjusted for any customary anti-dilution adjustments).

The maximum number of shares of Common Stock that MSPEA and its affiliates may receive in aggregate (i) upon, or in connection with, conversion of the Preferred Shares (including dividends payable in kind) and (ii) by reason of arrangements with Full Alliance may not exceed 19.99% of the Common Stock outstanding as of the Execution Date (adjusted for any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other like changes in the Issuer's capital structure) (the “Cap”).  Any Preferred Shares held by MSPEA and its affiliates that are convertible into Common Stock in excess of the Cap at the time of mandatory conversion will be redeemed at par value.

The Preferred Shares are entitled to a dividend payable in kind, annually and determined according to a formula that incorporates a one-year volume weighted average price of the Common Stock.  The dividend rate cannot fall below 3% and cannot exceed 7% per annum.  The Preferred Shares are also entitled to receive dividends paid on the Common Stock on an as-converted basis.

Holders of Preferred Shares have the right to vote together with the Common Stock on an as-converted basis.  For as long as MSPEA and its affiliates collectively hold at least 25% of the Preferred Shares (adjusted for any dilutive corporate action), the Issuer may not take any of the following actions without the consent of the holders of the majority of the Preferred Shares then outstanding: (i) authorize or issue any class of shares or capital stock that are senior to the Preferred Shares or that would constitute a “material transaction,” (ii) declare or pay any dividends or distributions on any junior stock or set aside money for, or redeem (or permit any entity controlled by the Issuer to redeem) any junior stock or any capital stock convertible into, or exercisable for, junior stock (iii) amend the Issuer’s or the Issuer’s direct or indirect subsidiaries’ (collectively, the “Issuer’s Group”) constituent documents in a manner that adversely affects the holders of the Preferred Shares or the Certificate of Designation, (iv) authorize or effect any stock dividend, forward stock split or other like changes with respect to the Issuer’s Group, (v) reclassify the outstanding securities of the Issuer’s Group in a manner adverse to the holders of the Preferred Shares, (vi) enter into any contract or other arrangement or take any action that would constitute a “material transaction” and (vii) enter into any contract or other arrangement that would preclude the Issuer from complying with any of its obligations under the Certificate of Designation.  For these purposes, “material transactions” include, among other things, change of business, material related party transactions, disposition of material intellectual property rights, material mergers and acquisitions or material capital expenditures, incurrence of material debt, material sales of assets, sales of shares in subsidiaries, incorporation of, or change of ownership in, subsidiaries, issuance of any kind of equity securities, changes of auditor and material change of accounting policies.

CUSIP No. 98607B106	SC 13D	Page 17

For as long as at least 25% of the Preferred Shares are outstanding (adjusted for any dilutive corporate actions), the holders of a majority of the outstanding Preferred Shares will have the right to elect one director to the Issuer’s board of directors.

The holders of the Preferred Shares also have a right to acquire any equity securities or other property granted, issued or sold pro rata to the holders of Common Stock on the same terms on an as-converted basis.

The Certificate of Designation also provides that if a material adverse event (as defined) has occurred and remains uncured for 90 days, MSPEA will have the right to require the Issuer to redeem the Preferred Shares at a price such that MSPEA receives, in U.S. dollars, a 30% internal rate of return on the consideration paid for the Preferred Shares.  MSPEA also has the right to require the Issuer to redeem the Preferred Shares if the Issuer fails to meet certain earnings per share and net income targets, which are subject to adjustment, at a price such that MSPEA receives, in U.S. dollars, a 20% internal rate of return on the consideration paid for the Preferred Shares.

Stockholders’ Agreement.  MSPEA and Full Alliance entered into the Stockholders’ Agreement (the “Stockholders’ Agreement”), which provides for (i) restrictions on transfer or encumbrance of Common Stock currently owned by Full Alliance and (ii) the right of MSPEA to receive additional shares of Common Stock for a total consideration of $1 from Full Alliance in the event that the Issuer both fails to meet certain net income targets and undertakes certain dilutive corporate actions.  The maximum number of shares of Common Stock that MSPEA and its affiliates may receive in aggregate (i) upon, or in connection with, conversion of the Preferred Shares (including dividends payable in kind) and (ii) by reason of the arrangement with Full Alliance may not exceed the Cap. Full Alliance may not sell or otherwise transfer or dispose or encumber its shares of Common Stock until the earliest date on which (i) MSPEA has fully converted the Preferred Shares (including dividends payable in kind) and sold all shares of Common Stock received upon conversion of the Preferred Shares, (ii) the Issuer has redeemed all the Preferred Shares held by MSPEA (including dividends payable in kind) and (iii) the fifth anniversary of the purchase of the Preferred Shares by MSPEA.  Full Alliance also agreed not to compete with the Issuer or solicit the Issuer’s key employees for so long as MSPEA and its affiliates own 10% or more of the Preferred Shares.

Registration Rights Agreement.  In connection with the Securities Purchase Agreement, MSPEA and the Issuer entered into the Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement provides for registration under the Securities Act of 1933, under various circumstances, of the shares of Common Stock issued upon conversion of the Preferred Shares or otherwise acquired by MSPEA and its affiliates.  The Issuer agreed to provide demand, Form S-3, underwritten offering and piggy-back registration rights with respect to such shares of Common Stock.

CUSIP No. 98607B106	SC 13D	Page 18

Pledge Agreement.  MSPEA and Full Alliance entered into the Pledge Agreement (the “Pledge Agreement”), pursuant to which Full Alliance granted a security interest to MSPEA in 5,600,000 shares of Common Stock currently owned by Full Alliance.  The shares of Common Stock owned by Full Alliance serve as collateral for the performance by Full Alliance of the obligations of Full Alliance under the Stockholders’ Agreement described above (except for its obligation not to compete with the Issuer or solicit the Issuer's employees).

Pursuant to the Certificate of Designation and the Securities Purchase Agreement, MSPEA has the right to elect a director to the board of directors of the Issuer.  Mr. Homer Sun was appointed as a director immediately before closing and his appointment was affirmed by a unanimous vote of the Preferred Shares.

This Item 6 (and other Items of this Statement) does not provide complete descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Stockholders’ Agreement, Certificate of Designation and Pledge Agreement, and such descriptions are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1            Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated June 10, 2011 (filed herewith)

Exhibit 99.2            Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2011)

Exhibit 99.3            Stockholders’ Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2011)

Exhibit 99.4            Certificate of Designation (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2011)

Exhibit 99.5            Pledge Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2011)

Exhibit 99.6            Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2011)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board

*James P. Gorman1	President and Chief Executive Officer

*Roy J. Bostock	Director

*Erskine B. Bowles	Director

*Howard J. Davies2	Director

*James H. Hance, Jr.	Director

*C. Robert Kidder	Chairman, Chrysler Group LLC

*Donald T. Nicolaisen	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*James W. Owens	Director

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Masaaki Tanaka 3	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley

Francis P. Barron	Executive Vice President and Chief Legal Officer

Kenneth M. deRegt	Global Head of Fixed Income Sales and Trading (excluding Commodities)

SCHEDULE A

Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management

Keishi Hotsuki4	Chief Risk Officer

Colm Kelleher5	Executive Vice President and Co-President of Institutional Securities

Ruth Porat	Executive Vice President and Chief Financial Officer

James A. Rosenthal	Executive Vice President and Chief Operating Officer

Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Japan
4  Citizenship – Japan
5  Dual citizenship – England and Ireland
*  Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President
Bruce R. Sandberg	Vice President
Louis A. Palladino, Jr.	Vice President
Walter E. Rein	Vice President
Eric J. Marmoll	Vice President
Martin M. Cohen	Vice President and Secretary
Robin Coroniti	Vice President
Michael Kelly	Vice President
Noel C. Langlois	Vice President
Arthur J. Lev	Vice President
Owen D. Thomas	Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Vice President and Assistant Treasurer	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Jennifer M. Cattier	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Seendy Fouron	Vice President and Assistant Secretary	1221 Avenue of the Americas New York, New York 10020

Dariusz Garbowski	Vice President	1 New York Plaza New York, New York 10004

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036

SCHEDULE A

Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Edwin van Keulen*	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

* Citizenship – Dutch

SCHEDULE A

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The sole member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS  OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Alan Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan Jones	Director	1585 Broadway New York, New York 10036

Sally Seebode	Treasurer	3424 Peachtree Road, NE – 9th Floor Atlanta, Georgia 30326

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005.  The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002.  Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(b) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004.  Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million.  Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(c) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006.  In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests.  The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a

SCHEDULE B

supervisory manual when called for in discovery.  FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure.  In the settlement, Morgan Stanley neither admitted nor denied these findings.  The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley.  In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

(d) Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds.  In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003.  Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(e) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(f) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages.  The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.   Such proceedings are reported and summarized in the MS&Co. Form

SCHEDULE B

BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK OF THE ISSUER
DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock of the Issuer by the MS Reporting Units whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Statement.  Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the NASDAQ Stock Exchange and other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems.

Trade Date	Purchase (P)/ Sale (S)	Price	Quantity
04/08/2011	P	$4.83	254
04/08/2011	P	$5.14	500
04/08/2011	P	$5.16	1,500
04/08/2011	S	$4.69	100
04/08/2011	S	$4.84	1,400
04/08/2011	S	$5.08	105
04/11/2011	P	$5.39	1,100
04/12/2011	S	$5.16	800
04/14/2011	P	$4.66	100
04/14/2011	S	$4.48	1000
04/14/2011	S	$4.47	100
04/14/2011	S	$4.49	1,100
04/14/2011	S	$4.51	1,200
04/14/2011	S	$4.52	500
04/15/2011	S	$4.44	107
04/15/2011	S	$4.45	10,093
04/15/2011	S	$4.46	3,500

SCHEDULE C

04/15/2011	S	$4.72	100
04/18/2011	S	$4.95	100
04/18/2011	S	$4.96	600
04/18/2011	S	$4.97	6,200
04/18/2011	S	$4.98	500
04/18/2011	S	$5.08	500
04/18/2011	S	$5.09	2,600
04/19/2011	P	$5.31	500
04/19/2011	S	$5.31	100
04/19/2011	S	$5.33	300
04/20/2011	P	$5.21	1,500
04/21/2011	P	$5.31	300
04/21/2011	S	$5.28	100
04/21/2011	S	$5.31	100
04/21/2011	S	$5.33	300
04/21/2011	S	$5.34	100
04/21/2011	S	$5.43	600
04/21/2011	S	$5.46	200
04/21/2011	S	$5.45	600
04/25/2011	P	$5.77	4,500
04/25/2011	S	$5.75	400
04/25/2011	S	$5.76	3,000
04/25/2011	S	$5.79	949
04/25/2011	S	$5.80	100

SCHEDULE C

04/25/2011	S	$5.82	100
04/26/2011	P	$5.66	100
04/26/2011	P	$5.70	300
04/26/2011	S	$5.68	200
04/26/2011	S	$5.72	2,300
04/26/2011	S	$5.71	100
04/26/2011	S	$5.73	1,900
04/26/2011	S	$5.75	100
04/27/2011	P	$5.31	200
04/27/2011	P	$5.50	300
04/27/2011	P	$5.70	3,500
04/27/2011	P	$5.89	2,340
04/27/2011	P	$5.94	16,190
04/27/2011	S	$5.50	300
04/27/2011	S	$5.60	700
04/27/2011	S	$5.67	100
04/27/2011	S	$5.69	900
04/27/2011	S	$5.79	100
04/28/2011	P	$5.25	300
04/28/2011	P	$5.29	400
04/28/2011	P	$5.47	13,000
04/28/2011	S	$5.34	100
04/29/2011	P	$5.24	226
04/29/2011	S	$5.26	300

SCHEDULE C

05/02/2011	P	$5.30	500
05/02/2011	S	$5.31	100
05/02/2011	S	$5.33	100
05/03/2011	P	$5.20	1,980
05/04/2011	P	$5.39	700
05/04/2011	S	$5.35	100
05/04/2011	S	$5.42	600
05/04/2011	S	$5.51	100
05/05/2011	P	$5.22	300
05/05/2011	P	$5.24	12,500
05/05/2011	S	$5.20	12,674
05/05/2011	S	$5.42	100
05/05/2011	S	$5.44	300
05/05/2011	S	$5.47	500
05/05/2011	S	$5.49	1,500
05/05/2011	S	$5.52	800
05/05/2011	S	$5.53	2,300
05/06/2011	P	$5.16	8,700
05/06/2011	S	$5.15	3,732
05/09/2011	P	$4.89	9,400
05/09/2011	P	$4.88	1,000
05/09/2011	S	$4.94	200
05/09/2011	S	$5.07	100
05/10/2011	P	$5.07	100

SCHEDULE C

05/10/2011	P	$5.17	200
05/10/2011	P	$5.20	6,600
05/10/2011	S	$5.20	9,774
05/10/2011	S	$5.22	1,800
05/10/2011	S	$5.23	100
05/10/2011	S	$5.25	6,300
05/11/2011	P	$5.00	3,800
05/11/2011	P	$5.03	200
05/11/2011	S	$5.04	1,300
05/11/2011	S	$5.05	100
05/12/2011	P	$4.89	17,700
05/12/2011	P	$4.93	1,848
05/12/2011	P	$4.94	22,896
05/12/2011	S	$5.01	200
05/12/2011	S	$5.00	100
05/13/2011	P	$4.76	464
05/13/2011	P	$4.92	300
05/13/2011	P	$4.95	4,616
05/13/2011	P	$4.94	9,331
05/13/2011	P	$4.96	6,900
05/13/2011	P	$4.97	200
05/13/2011	S	$4.78	5,000
05/13/2011	S	$4.77	464
05/16/2011	P	$4.72	100

SCHEDULE C

05/16/2011	S	$4.65	58
05/16/2011	S	$4.72	1,500
05/16/2011	S	$4.79	800
05/16/2011	S	$4.82	300
05/16/2011	S	$4.85	500
05/17/2011	P	$4.56	100
05/17/2011	P	$4.58	100
05/17/2011	P	$4.64	8,200
05/17/2011	S	$4.59	221
05/17/2011	S	$4.61	400
05/17/2011	S	$4.60	300
05/17/2011	S	$4.63	7,500
05/17/2011	S	$4.64	4,900
05/17/2011	S	$4.65	1,600
05/18/2011	P	$4.43	7,400
05/18/2011	P	$4.55	100
05/18/2011	S	$4.29	13,708
05/18/2011	S	$4.30	700
05/18/2011	S	$4.32	11,229
05/18/2011	S	$4.33	2,163
05/19/2011	P	$4.06	4,000
05/19/2011	S	$3.62	10,692
05/19/2011	S	$3.72	17,700
05/19/2011	S	$3.75	32,159

SCHEDULE C

05/19/2011	S	$3.74	22,699
05/19/2011	S	$3.78	289
05/19/2011	S	$3.84	2,150
05/19/2011	S	$3.98	1,880
05/19/2011	S	$3.99	26
05/20/2011	P	$3.70	2
05/20/2011	S	$3.73	2
05/23/2011	S	$3.83	100
05/23/2011	S	$3.89	100
05/24/2011	S	$3.86	100
05/24/2011	S	$3.90	1,700
05/24/2011	S	$3.92	1,000
05/24/2011	S	$3.91	500
05/24/2011	S	$3.94	2,481
05/25/2011	P	$3.84	100
05/25/2011	S	$3.73	100
05/25/2011	S	$3.83	4,974
05/25/2011	S	$3.82	1,200
05/25/2011	S	$3.84	900
05/25/2011	S	$3.86	4,000
05/25/2011	S	$3.87	1,708
05/25/2011	S	$3.90	729
05/25/2011	S	$3.91	400
05/25/2011	S	$3.97	100

SCHEDULE C

05/25/2011	S	$3.98	300
05/25/2011	S	$3.99	900
05/25/2011	S	$4.00	100
05/27/2011	S	$3.78	100
05/27/2011	S	$3.80	64

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2011

MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Harvey Bertram Mogenson
	Name:	Harvey Bertram Mogenson
	Title:	Director / President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

Signature Page

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its sole member

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Alan K. Jones
	Name:	Alan K. Jones
	Title:	Sole Director

Signature Page

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated June 10, 2011